UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         AMERICAN REPUBLIC REALTY FUND I
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                            ------------------------
                                 (CUSIP Number)

                              Christopher K. Davis
                           Everest Properties II, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 26, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].






                               (Page 1 of 6 pages)

CUSIP No.                             13D                    PAGE 2 OF 6 PAGES
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
1                 NAMES OF REPORTING PERSONS
                  I.R.S.    IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                            Everest Management, LLC
                            David I. Lesser
                            W. Robert Kohorst
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
3                 SEC USE ONLY
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
4                 SOURCE OF FUNDS
                            WC
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                            California (entities); United States (persons)
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES        7        SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH
                             8        SHARED VOTING POWER
                                        2,300 Units

                             9        SOLE DISPOSITIVE POWER

                            10        SHARED DISPOSITIVE POWER
                                        2,300 Units
---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,300 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [ ]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               Approximately 20.9%
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                            OO; IN
----------------- -------------------------------------------------------------

----------------- -------------------------------------------------------------
CUSIP No.                             13D                    PAGE 3 OF 6 PAGES
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
1                 NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
                        Everest Properties II, LLC
                        W. Robert Kohorst
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
2                 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [x]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
3                 SEC USE ONLY
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
4                 SOURCE OF FUNDS
                        WC
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
5                 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINS IS REQUIRED
                  PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
6                 CITIZENSHIP OR PLACE OF ORGANIZATION
                        California (entities); United States (persons)
----------------- -------------------------------------------------------------
---------------------------- --------------------------------------------------
     NUMBER OF SHARES        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH                 472 Units
   REPORTING PERSON WITH
                             8          SHARED VOTING POWER

                             9          SOLE DISPOSITIVE POWER
                                           472 Units

                             10         SHARED DISPOSITIVE POWER

---------------------------- --------------------------------------------------
----------------- -------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        472 Units
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                            [ ]
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        Approximately 4.3%
----------------- -------------------------------------------------------------
----------------- -------------------------------------------------------------
14                TYPE OF REPORTING PERSON
                        OO; IN
----------------- -------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

The name of the subject company is American Republic Realty Fund I. (the "Partnership"). This statement relates to units of limited partnership interest ("Units") of the Partnership. The address of the principal executive offices of the Partnership is 2800 N. Dallas Pkwy #100, Plano, Texas 75093-5994.

ITEM 2.  IDENTITY AND BACKGROUND.

Everest Properties II, LLC ("Everest Properties") is a California limited liability company organized on September 24, 1996, and is engaged in the business of acquiring, holding, owning, investing in and selling interests in real property, including in the form of limited partnership interests, and serving as the manager of other entities engaging in the same business. The officers of Everest Properties are: W. Robert Kohorst, President; David I. Lesser, Executive Vice President; Christopher K. Davis, Vice President and General Counsel; and Peter J. Wilkinson, Vice President and Chief Financial Officer. A majority of the membership interest in Everest Properties is owned by Everest Properties, LLC which is majority-owned and managed by W. Robert Kohorst.

Everest Management, LLC ("Everest Management") is a California limited liability company organized on April 24, 1996, is managed by Everest Properties, and is engaged in the same business activities and has the same officers. The members of Everest Management are David I. Lesser's Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Lesser Account") and W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Kohorst Account").

Their principal business address of each of the filing persons and persons identified in this Item 2 is 199 South Los Robles Avenue, Suite 200, Pasadena, California 91101.

During the last five years, none of the persons filing this Statement nor, to the best of their knowledge, any of the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation of such laws. Each natural person filing this Statement or identified in this Item 2 is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Units were acquired by Everest Management with existing cash at the time of the acquisition.

ITEM 4.  PURPOSE OF TRANSACTION

On October 26, 2004, Everest Management acquired in a single private purchase, 1,637 Units for $225 per Unit; the purpose of which was to obtain a substantial equity interest in the Partnership, for investment purposes. Except as specified above, at this time, the persons filing this Statement do not have any specific plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (a) through (j) of Item 4 in Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

The information from Items 1 and 7-13, inclusive, on the cover pages of this Statement is incorporated herein by reference. 2,300 Units are held of record by Everest Management. The members of Everest Management are David I. Lesser's Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Lesser Account") and W. Robert Kohorst Self-Directed Account in Everest Properties II, LLC Money Purchase Pension Plan Trust ("Kohorst Account"). Everest Management's Operating Agreement requires the consent of the Lesser Account and the Kohorst Account to vote or dispose of the units held by Everest Management. Messrs. Kohorst and Lesser possess shared power to determine whether such consent will be given or withheld by the Lesser Account and the Kohorst Account. 472 Units are held of record by Everest Properties. Mr. Kohorst possesses sole power to determine whether to vote or dispose of the Units held by Everest Properties. No transaction in the Units have been effected in the last 60 days by any of the filing persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None other than the relationships described hereinabove.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Not applicable

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2005


                                EVEREST MANAGEMENT, LLC

                                By:  /s/ W. ROBERT KOHORST
                                     --------------------------
                                     W. Robert Kohorst
                                     President


                                EVEREST PROPERTIES II, LLC

                                By:  /s/ W. ROBERT KOHORST
                                     --------------------------
                                     W. Robert Kohorst
                                     President


                                /s/ W. ROBERT KOHORST
                                --------------------------
                                W. Robert Kohorst


                                /s/ DAVID I. LESSER
                                --------------------------
                                David I. Lesser